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                          Commission File No.: 0-29954


                                    FORM 6-K

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                               Washington DC 20549



                            REPORT OF FOREIGN ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                            For the month of May 2002


                             THE THOMSON CORPORATION
                             -----------------------
                 (Translation of registrant's name into English)

                     Suite 2706, Toronto Dominion Bank Tower
                       P.O. Box 24, 66 Wellington St. West
                             Toronto-Dominion Centre
                                Toronto, Ontario
                                 M5K 1A1, Canada
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F ___     Form 40-F X
                                                      ---

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes ___     No X
                                               ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.


                                        EXHIBIT INDEX IS LOCATED AT PAGE 2 OF 26

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Information furnished on this form:

Management's Discussion and Analysis and First Quarter Report for the Three Months Ended March 31, 2002.

                                     EXHIBIT

Exhibit Number                                                             Page
                                                                           ----
99.1.    Management's Discussion and Analysis and
               First Quarter Report for the Three Months Ended
               March 31, 2002.                                               4



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                SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained in Exhibit number 99.1 constitute forward-looking statements, which are based on the Corporation's current expectations and assumptions, and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those anticipated. Such risks and uncertainties include, among others, general business and economic conditions and competitive actions.




                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       THE THOMSON CORPORATION
                                       ------------------------
                                       (Registrant)




Date: May 9, 2002                             /s/ Paula R. Monaghan
                                       ---------------------------------------
                                               Assistant Secretary


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